EXHIBIT 3.1

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND

LIMITATIONS OF SERIES E CONVERTIBLE PREFERRED STOCK OF VISIUM TECHNOLOGIES, INC.

Pursuant to Sections 607.0602, 607.1003, and 607.1006 of the Florida Business Corporation Act (the “FBCA”)

Visium Technologies, Inc., a Florida corporation (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors (the “Board”) by the Articles of Incorporation of the Corporation (as amended), and in accordance with the provisions of the FBCA, the Board duly adopted the following resolutions creating a series of preferred stock:

RESOLVED, that pursuant to the authority vested in the Board, there is hereby created a series of preferred stock designated as “Series E Convertible Preferred Stock,” par value $0.001 per share, consisting of [•] shares (the “Series E Preferred Stock”), having the voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as set forth below. The number of shares shall be fixed by Board resolution immediately prior to Closing (as defined in the Letter of Intent dated March 29, 2026) such that the aggregate Common Stock issuable upon full conversion of all outstanding Series E Preferred Stock represents exactly 40% of the Corporation’s fully diluted equity immediately after the Closing (after giving effect to the issuance of the Series E Preferred Stock, the 8% staff options, the 40,000,000 salary-equitization shares, the PPM-1/PPM-2 issuances, and all other dilutive securities outstanding or issuable at Closing).

Section 1. Definitions. For purposes of this Certificate of Designation: (a) “Stated Value” means $750.00 per share of Series E Preferred Stock. (b) “Conversion Price” means $0.05 per share of Common Stock (fixed). (c) “Qualifying Transaction” means any single transaction or series of related transactions involving the Corporation or its assets with aggregate consideration or enterprise value of at least $10,000,000, including without limitation (i) any equity or debt financing, (ii) any merger, consolidation, sale of substantially all assets, or change of control, or (iii) any other arms-length transaction that, in the Board’s reasonable discretion, constitutes a material liquidity or capital-raising event for the Corporation. (d) “Common Stock” means the Corporation’s common stock, par value $0.0001 per share. (e) Capitalized terms not defined herein shall have the meanings ascribed in the Corporation’s Articles of Incorporation or Bylaws.

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated “Series E Convertible Preferred Stock” and shall consist of up to [•] shares (subject to adjustment for stock splits, combinations, or similar events). Each share shall have a par value of $0.001 and a Stated Value of $750.00.

Section 3. Ranking. The Series E Preferred Stock shall rank senior to the Corporation’s Common Stock and all other classes or series of preferred stock now existing or hereafter created (other than the Series AA Preferred Stock and Series G Governing Preferred Stock, which shall rank senior or pari passu as set forth in their respective Certificates of Designation) with respect to dividends, distributions, and liquidation.

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Section 4. Dividends. Holders of Series E Preferred Stock shall be entitled to receive cumulative dividends at the rate of eight percent (8.0%) per annum on the Stated Value, accruing daily from the date of issuance and compounded quarterly. Dividends shall be payable quarterly in arrears, in cash or, at the Corporation’s sole option, in-kind by issuance of additional fully paid and non-assessable shares of Series E Preferred Stock (a “PIK Dividend”) at the Stated Value. All accrued and unpaid dividends (whether or not declared) shall be paid upon any conversion, redemption, or liquidation event. This cumulative 8% dividend constitutes the agreed sweetener to the holders, delivering an attractive yield while preserving the Corporation’s cash-flow flexibility through the PIK election.

Section 5. Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Corporation (including a Deemed Liquidation Event as defined in the Corporation’s governing documents), holders of Series E Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of Common Stock or any junior preferred stock, an amount per share equal to the Stated Value plus all accrued and unpaid dividends (whether or not declared). The liquidation preference shall be non-participating.

Section 6. Conversion. (a) Right to Convert. Each holder may convert all or any portion of its Series E Preferred Stock into Common Stock at any time upon written notice. (b) Conversion Ratio. Each share of Series E Preferred Stock shall be convertible into 15,000 shares of Common Stock (Stated Value divided by the fixed Conversion Price of $0.05). Upon conversion, the holder shall also receive payment (in cash or additional Common Stock at the Corporation’s option) of all accrued and unpaid dividends through the conversion date. (c) Adjustments. The Conversion Price shall be subject to adjustment only in the event of stock splits, stock dividends, combinations, reclassifications, or similar events. There shall be no price-based anti-dilution protection (neither full-ratchet nor weighted-average) for any Dilutive Issuance. (d) Standard adjustments shall also apply for stock splits, stock dividends, combinations, reclassifications, and distributions.

Section 7. Voting Rights. Holders of Series E Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis on all matters submitted to a vote of shareholders. Notwithstanding the foregoing, no holder (together with its affiliates and persons acting in concert) shall be entitled to vote shares representing more than 4.99% of the outstanding Common Stock, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Section 8. Redemption (Company Call Right). The Corporation shall have the right, at its sole option and upon not less than ten (10) business days’ prior written notice, to redeem all or any portion of the outstanding Series E Preferred Stock at any time after the closing of a Qualifying Transaction at a cash redemption price equal to 103% of the Stated Value plus all accrued and unpaid dividends (whether or not declared) (the “Redemption Price”). Payment of the Redemption Price shall be made in immediately available funds. This call right is exercisable only upon a Qualifying Transaction of $10 million or greater and is expressly limited to protect the Corporation’s post-transaction liquidity while preserving the agreed 40% economics of the Series E issuance.

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Section 9. Protective Provisions. So long as any shares of Series E Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or written consent of holders of at least a majority of the then-outstanding Series E Preferred Stock: (i) amend the Articles of Incorporation or this Certificate of Designation in a manner adverse to the Series E holders; (ii) authorize or issue any class or series of stock ranking senior to or pari passu with the Series E Preferred Stock; or (iii) effect any Deemed Liquidation Event without providing the holders the liquidation preference set forth herein.

Section 10. Miscellaneous. (a) The Series E Preferred Stock is being issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, solely to accredited investors per Schedule A. (b) All notices shall be in writing. (c) This Certificate of Designation shall be governed by and construed in accordance with the laws of the State of Florida. (d) The Corporation shall take all actions necessary under the FBCA and federal securities laws to effectuate the rights granted herein, including the filing of this Certificate of Designation with the Florida Department of State, Division of Corporations, and the appropriate Form 8-K with the SEC disclosing the material terms consistent with Regulation S-K Items 701 and 703.

This Certificate of Designation shall become effective upon filing with the Florida Department of State.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its duly authorized officer this [•] day of [•], 2026.

VISIUM TECHNOLOGIES, INC.

By:	/s/ Mark Lucky
Name:	Mark Lucky
Chief Executive Officer

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